SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                           First Franklin Corporation
            ________________________________________________________
                                (Name of Issuer)


                                  Common Stock
            ________________________________________________________
                         (Title of Class of Securities)


                                    320272107
            ________________________________________________________
                                 (CUSIP Number)


                                Thomas H. Siemers
                         c/o First Franklin Corporation
                               4750 Ashwood Drive
                              Cincinnati, OH 45241
                                 (513) 469-8000
            ________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1996
            ________________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ____

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP NO.  320272107                                           Page 2 of 7 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

            Thomas H. Siemers
            ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                     (a) _____
                                     (b) __X__
3.    SEC USE ONLY:




4.    SOURCE OF FUNDS:

            PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:                    95,958
8.    SHARED VOTING POWER:                  18,600
9.    SOLE DISPOSITIVE POWER:               95,958
10.   SHARED DISPOSITIVE POWER:             77,997


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            162,977

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            13.9%

14.    TYPE OF REPORTING PERSON:

            IN

                                  SCHEDULE 13D

CUSIP NO.  320272107                                           Page 3 of 7 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

            Franklin Savings and Loan Company Employee Stock Ownership Plan 31-1230691

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                     (a) _____
                                     (b) __X__
3.    SEC USE ONLY:




4.    SOURCE OF FUNDS:

            OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or
      2(e):

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:                      -
8.    SHARED VOTING POWER:                    -
9.    SOLE DISPOSITIVE POWER:                 -
10.   SHARED DISPOSITIVE POWER:             59,397


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            59,397

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:       X

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            5.1%

14.    TYPE OF REPORTING PERSON:

            EP

                                                               Page 4 of 7 Pages

ITEM 1.     SECURITY AND ISSUER

The class of equity securities to which this amendment relates to is the Common Stock, $.01 par value (the "Common Stock"), of First Franklin Corporation ("First Franklin"). First Franklin's main office is located at 4750 Ashwood Drive, Cincinnati, Ohio 45241. It owns 100% of the shares of common stock of The Franklin Savings and Loan Company, a savings and loan association in Cincinnati ("Franklin Savings").


ITEM 2.     IDENTITY AND BACKGROUND

The name and business address of the persons filing this amendment are (1) Thomas H. Siemers, First Franklin Corporation, 4750 Ashwood Drive, Cincinnati, Ohio 45241 and (2) Franklin Savings and Loan Company Employee Stock Ownership Plan (the "ESOP"), 4750 Ashwood Drive, Cincinnati, Ohio 45241. Mr. Siemers is President and Chief Executive Officer of First Franklin and Franklin Savings. The ESOP provides Common Stock of First Franklin to Franklin Savings' employees.

During the last five years, neither Mr. Siemers or the ESOP have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Mr. Siemers or the ESOP have been a party to any court proceeding of a judicial or administrative body of competent jurisdiction, which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in a finding of any violation of such laws.

Mr. Siemers is a citizen of the United States.  The ESOP was organized in Ohio.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 23, 1996, Mr. Siemers exercised options for 10,000 shares at $5.00 per share, and such shares were purchased with available personal funds. During December 1996, he transferred 800 shares as a gift.

The ESOP regularly purchases Common Stock of First Franklin with funds received from Franklin Savings and such shares are periodically allocated to Franklin Savings' employees including Mr. Siemers, who also serves as trustee of the ESOP. At December 31, 1996, the ESOP's beneficial ownership exceeded 5%. Therefore, it is required to file a Schedule 13G by February 14, 1997 reflecting such ownership. Because the Common Stock beneficially owned by the ESOP is also owned by Mr. Siemers, the ESOP's ownership is being reported in this amendment to Mr. Siemers' Schedule 13D.


ITEM 4.     PURPOSE OF TRANSACTION

Shares beneficially owned by Mr. Siemers, excluding the ESOP shares, have been acquired for investment. Mr. Siemers may from time to time, depending upon market conditions and other investment considerations, purchase additional shares of First Franklin for investment through the exercise of options or in the open market or may dispose of shares of First Franklin. The ESOP, over which Mr. Siemers serves as trustee, may purchase or dispose of shares of First Franklin.

As President and Chief Executive Officer of First Franklin and Franklin Savings, Mr. Siemers is involved in material decision making by First Franklin. He, at

                                                               Page 5 of 7 Pages

times, explores potential actions and transactions that may be advantageous to First Franklin and Franklin Savings, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or the regulatory and reporting obligations of First Franklin and Franklin Savings.

The control regulations of the Office of Thrift Supervision ("OTS") and First Franklin's Certificate of Incorporation establish limitations on acquisitions in excess of 10% of First Franklin's shares. In April 1992, the Board of First Franklin requested and received shareholder authorization for Mr. Siemers' to exceed the 10% stock ownership limitation contained in First Franklin's Certificate of Incorporation.

In addition, Mr. Siemers submitted a Notice of Change in Control with the OTS under its control regulations to acquire shares in excess of 10%. The OTS did not object to the Notice. Mr. Siemers has submitted a modification of the Notice to reflect his current holdings under OTS regulations.

Except as noted above with respect to Mr. Siemers' activities on behalf of First Franklin and Franklin Savings as their President, Mr. Siemers has no plans or proposals independent from such activities as President, which relate to or would result in:

(a) the acquisition by any person of additional securities of First Franklin, or the disposition of securities by First Franklin;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Franklin or any of its subsidiaries;

(c) a sale or transfer of material amount of assets of First Franklin or any of its subsidiaries;

(d) any change in the present Board of Directors or management of First Franklin, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of First Franklin;

(f) any other material change in First Franklin's business or corporate structure;

(g)  changes  in  First  Franklin's   articles  of   incorporation,   bylaws  or
     instruments corresponding thereto or other actions which may impede the acquisition of control of First Franklin by any persons;

(h) a class of securities of First Franklin being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-quotation system of a registered national securities association;

(i) a class of equity securities of First Franklin becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Mr. Siemers beneficially owns 162,977 or 13.9% shares of Common Stock of First Franklin, of which 48,419 shares are beneficially owned as a result of his serving as trustee of the ESOP.

                                                               Page 6 of 7 Pages

Mr. Siemers owns 59,580 shares individually over which he has sole voting and investment power. He owns options to purchase 13,972 shares, which he might exercise at any time (subject to Section 16 limitations). He would have sole voting and investment power over such shares. There are 22,406 shares allocated to Mr. Siemers account in the ESOP, over which he exercises sole voting power.

Neither Mr. Siemers or the ESOP have voting power over shares allocated to others or over unallocated shares. He and the ESOP have shared investment power over 59,397 shares in the ESOP, which are either unallocated or are allocated to the ESOP accounts of Mr. Siemers or others and which are those shares in excess of 51% of the shares in such accounts or unallocated.

He has joint voting and investment power over 18,600 shares owned jointly with his spouse, Susan Siemers, whose residential address is 6927 Whippoorwill Drive, Cincinnati, Ohio 45230

Mrs. Siemers and the ESOP disclaim beneficial ownership of any shares of First Franklin beneficially owned by Mr. Siemers that are not those reported above as being owned by each of them. Mr. Siemers expressly disclaims beneficial ownership of shares of First Franklin owned by his adult children who do not live with him.

This amendment has been submitted because the ESOP's level of beneficial ownership has increased to 5.1% as of December 31, 1996.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the provisions in the ESOP governing Mr. Siemers' role as trustee thereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Siemers and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the First Franklin Common Stock beneficially owned by Mr. Siemers is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares (excluding standard default and similar provisions contained in loan agreements).


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

A. The ESOP (filed as an exhibit to Mr. Siemers' Schedule 13D dated February 18, 1988, which is hereby incorporated by reference).

                                                               Page 7 of 7 Pages

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 24, 1997



                              By: THOMAS H. SIEMERS
                                  __________________________________________
                                  Thomas H. Siemers

                                  Franklin Savings and Loan Company Employee
                                     Stock Option Plan





                              By: THOMAS H. SIEMERS
                                  __________________________________________
                                  Thomas H. Siemers
                                     Trustee